Exhibit 99.1

Mudra Link by Wearable Devices: The First Neural Interface Wristband for Android
Users, Now Available for Pre-Order

By Expanding Its Market Beyond Apple to Android, Mudra Link Vastly Increases Wearable
Devices’ Total Available Market for Neural Control Technology

YOKNEAM ILLIT, ISRAEL, Sept. 09, 2024 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced that its revolutionary Mudra Link gesture control device is now available for pre-order. The Mudra Link, which leverages advanced neural interface technology, offers users an unprecedented way to control their digital devices through intuitive hand gestures.

The Company’s award-winning Mudra Band for iOS has proven successful for users seeking seamless control of digital devices through wrist gestures. The new Mudra Link leverages advanced neural interface technology to support a broader range of operating system platforms, including iOS, Android, Windows, and macOS. This versatile compatibility enables the Mudra Link to penetrate new market segments such as gaming, virtual and augmented reality, smart home controls, and professional productivity tools, thereby potentially significantly increasing the Company’s total available market.

“Mudra Link’s availability marks a significant expansion of Wearable Devices’ market reach and application impact, and emphasizes our ability to successfully deliver and commercialize advance innovative solution,” said Wearable Devices’ Chief Executive Officer, Asher Dahan. “It represents the culmination of extensive research and development, and we believe it will redefine the user experience by making gesture control more intuitive, efficient, and accessible than ever before.”

Mudra Link is designed to seamlessly integrate with various digital platforms, providing users with a highly responsive and natural interaction experience. This cutting-edge device captures and interprets neural signals directly from the wrist, translating them into precise commands for a wide range of applications, from gaming and extended reality to smart home controls and professional productivity tools.

The Mudra Link features:

●	Advanced Neural Interface: Utilizing proprietary algorithms to decode neural signals, the Mudra Link offers unparalleled accuracy and responsiveness.

●	Versatile Compatibility: Compatible with a wide range of devices and operating systems, ensuring broad applicability and ease of use.

●	Ergonomic Design: Lightweight and comfortable, designed for all-day wear without causing fatigue or discomfort.

●	Customizable Gestures: Users can personalize gesture commands to suit their specific needs and preferences, enhancing the overall user experience.

Pre-orders for the Mudra Link are now open at www.mudra-band.com/pages/murda-link-main. Customers who pre-order will benefit from an exclusive discount and early access to this innovative technology.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices Is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Extended Reality, one of the most rapidly expanding landscapes in the tech industry. The Company’s ordinary shares and warrants trade on the Nasdaq market under the symbol “WLDS” and “WLDSW”, respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the benefits and advantages of the Mudra Link, including significant potential increase in the Company’s total available market . All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023, filed on March 15, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Walter Frank

IMS Investor Relations

203.972.9200

wearabledevices@imsinvestorrelations.com